Commission File No. 0-29106

                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549


                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of January, 2000


                  KNIGHTSBRIDGE TANKERS LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                         Hamilton HM 12
                             Bermuda
            (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F     X         Form 40-F
                     ------------             ----------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes            No    X
                         --------      ----------

Item 1.  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated January 18, 2000, relating to the Board of Directors' decision to declare a cash distribution to the Company's shareholders of record as of January 28, 2000 in the amount of US$0.44 per share, which will be payable on or about February 11, 2000.


Item 2.  ADDITIONAL INFORMATION

         Royal Dutch Petroleum Company and The Shell Transport and Trading Company, Public Limited Company file annual reports on Form 20-F (File Nos. 1-3788 and 1-4039) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Such annual reports contain the financial statements of the Royal Dutch/Shell Group of Companies.

FOR IMMEDIATE RELEASE



                  KNIGHTSBRIDGE TANKERS LIMITED
                            announces
                        Cash Distribution



Contact: Karl Molander
              Knightsbridge Tankers Limited
              Investor Relations
              (011)+46-8-613 30 30



Hamilton, Bermuda, January 18, 2000: Knightsbridge Tankers Limited ("Knightsbridge") announced that its Board of Directors has declared a cash distribution, in the amount of US $0.44 per share. The cash distribution will be payable on or about February 11, 2000, to shareholders of record as of January 28, 2000. The declaration of the cash distribution follows receipt by Knightsbridge of its payment of charterhire from Shell International Petroleum Company Limited ("Shell International"), a member of the Royal Dutch/Shell Group of Companies, for the period from October 1, 1999 to December 31, 1999. Shell International bareboat charters five double hull very large crude carriers (VLCCs) from Knightsbridge on a "hell and high water" basis for a minimum seven year term, with an option for Shell International to extend the period for each VLCC for an additional seven year term, to a maximum of 14 years per VLCC. The charter hire payable by Shell International is the greater of a guaranteed minimum rate or a spot market related rate. The spot market related rate did not exceed the guaranteed minimum rate in the fourth quarter of 1999, and the charterhire paid by Shell International to Knightsbridge on 18 January 2000 was the minimum rate.

Knightsbridge's Common Shares trade on the NASDAQ National Market under the symbol "VLCCF".

                           SIGNATURES




              Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                  KNIGHTSBRIDGE TANKERS LIMITED
                                       (registrant)


Dated: January 19, 1999      By:  /s/ Ola Lorentzon
                                  ____________________________
                                  Ola Lorentzon
                                  Director, Deputy Chairman
                                  and Treasurer































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